Exhibit 99.1

Kingsway Announces Hickey to Assume Additional Role of CFO

Toronto, Ontario (April 25, 2011) - (TSX:KFS, NYSE:KFS) Kingsway Financial Services Inc. (“Kingsway” or the “Company”) today announced that William A. Hickey, Jr., currently the Company’s Chief Operating Officer, will take on the additional responsibility of Chief Financial Officer.  Hickey replaces Daniel Brazier, a contract employee who held the post while the Company transitioned its executive functions from Canada to the United States. Hickey has previously held the COO and/or CFO roles at Lumbermens Mutual Casualty Company, Cochran Caronia Waller and Fox-Pitt Kelton.

“Bill is uniquely qualified to direct the financial function,” said Larry G. Swets, Jr, the Company’s Chief Executive Officer. “At this stage in our turnaround efforts, Bill’s leadership and experience allow us to consolidate the business operations and finance team under his guidance.  We would like to thank Dan for his efforts during some of our toughest quarters and wish him the best in his future endeavors.”

Forward Looking Statements

This press release includes “forward looking statements” that are subject to risks and uncertainties. Such forward looking statements relate to future events or performance, but reflect Kingsway management’s current beliefs, based on information currently available.  A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward looking statements.  For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway’s securities filings, including its 2010 Annual Report under the heading Risk Factors in the Management’s Discussion and Analysis section. The securities filings can be accessed on the Canadian Securities Administrators’ website at www.sedar.com, on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov or through the Company’s website at www.kingsway-financial.com. Except as expressly required by applicable securities law, the Company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

About the Company

Kingsway Financial Services Inc. focuses on non-standard automobile insurance in the United States of America. The Company’s primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The common shares of the Company are listed on the Toronto Stock Exchange and the New York Stock Exchange under the trading symbol “KFS”.